UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Lion Biotechnologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37182R102

(CUSIP Number)

Amy Wang, Esq.

Bristol Capital Advisors, LLC

1100 Glendon Ave., Suite 850, Los Angeles, CA 90024

(310) 331-8485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Schedule 13G Amendment replaces in its entirety the Schedule 13D/A filed on February 11, 2015. Our EDGAR Filing Agent inadvertently filed it under an incorrect EDGAR Form Type.

CUSIP No. 37182R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bristol Investment Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 3,868,074

	8.	Shared Voting Power ......................................................................................................

	9.	Sole Dispositive Power 3,868,074

	10.	Shared Dispositive Power ...............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,868,074

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) 13.99%

14.	Type of Reporting Person (See Instructions) CO

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended and restated as follows:
Item 2. Identity and Background

This statement is filed on behalf of Bristol Investment Fund, Ltd., a Cayman Islands exempted company with limited liability (“BIF”). BIF is referred to herein as the “Reporting Person.”

BIF is a privately held fund that invests primarily in publicly-traded companies through the purchase of securities in private placement and/or open market transactions. The address of BIF’s registered office is Caledonian Trust (Cayman) Limited, 69 Dr. Roy’s Drive, George Town, Grand Cayman, Cayman Islands. Bristol Capital Advisors, LLC, an entity organized under the laws of the State of Delaware (“BCA”), is the investment advisor to BIF. Paul Kessler is manager of BCA and as such has voting and dispositive power over the securities held by BIF. The address of BCA's office is 1100 Glendon Ave., Suite 850, Los Angeles, California 90024.

During the last five years neither the Reporting Person nor Paul Kessler has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended and restated as follows:
Item 3.	Source and Amount of Funds or Other Consideration
The 3,868,074 Shares held by Bristol Investment Fund, Ltd. ("BIF") as reported herein represent the number of shares owned by BIF as reported in Amendment No. 3 to the 13D filed on February 20, 2014 less the shares sold in November 2014 (as reported on Form 4 and Form 144 filed on November 6, 2014).

Item 5 is hereby amended and restated as follows:
Item 5.	Interest in Securities of the Issuer
	(a)	As of the date of the filing of this Amendment No. 5 to Schedule 13D, the Reporting Person owns 3,868,074 Shares, which represents approximately 13.99% of the 27,639,688 shares outstanding as of November 13, 2014, as reported by the Issuer in its 10Q filed on November 13, 2014.
	(b)	Paul Kessler, as manager of the investment advisor to Bristol Investment Fund, Ltd. ("BIF"), has power to vote and dispose of the Shares owned by BIF. Mr. Kessler disclaims beneficial ownership of the Shares owned by BIF. On May 24, 2013, Mr. Kessler was elected by the Issuer's stockholders to serve on the Issuer's Board of Directors. Mr. Kessler subsequently resigned from the board in July 2013, as was originally contemplated.
	(c)	Other than the shares acquired as described herein, the Reporting Person has not purchased or sold any shares of the Issuer's common stock during the last sixty days.
	(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
	(e)	Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

BRISTOL INVESTMENT FUND, LTD.

By: /s/ Paul Kessler